90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-210-9444

www.alston.com

Blake E. Estes	Direct Dial: 212-210-9415	Email: blake.estes@alston.com

May 24, 2016

Via EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Greenbacker Renewable Energy Company LLC

Registration Statement on Form 10-12G

Filed April 19, 2016

File No. 000-55610

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 10, 2016

File No. 333-178786-01

Form 10-Q for the Quarterly Period Ended March 31, 2016

Filed May 13, 2016

File No. 000-55610

Dear Ms. Ransom:

On behalf of our client, Greenbacker Renewable Energy Company LLC (“Greenbacker”), we are responding to the Securities and Exchange Commission staff’s (the “Staff”) letter dated May 17, 2016, with regard to the above-referenced filings. Pursuant to a conversation with Ms. Courtney Haseley, Staff Attorney, on May 20, 2016, we understand that the Staff has agreed to extend Greenbacker’s deadline for responding to the Staff’s May 17, 2016 letter until June 16, 2016.

If you have questions or concerns about the foregoing, please do not hesitate to call me at (212) 210-9415.

Sincerely,

/s/ Blake E. Estes

Blake E. Estes

cc:    Richard Butt

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